UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 24, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stockbridge/SBE Investment Company, LLC

File No. 1-36444 - CF#31541

_____

Stockbridge/SBE Investment Company, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 21, 2014.

Based on representations by Stockbridge/SBE Investment Company, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 23, 2024
Exhibit 10.3	through August 23, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary